Exhibit 99.1

Concord Medical Reports Financial Results for the First Quarter of 2015

BEIJING, May 20, 2015 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited interim consolidated financial results for the first quarter of 2015[1] . Please note that for the first quarter of 2014, the financial contribution from Chang’an Hospital is reflected as the Net (loss) income from discontinued operations.

First Quarter 2015 Highlights

•	Total net revenues were RMB150.7 million ($24.3 million) in the first quarter of 2015, a 5.7% increase from net revenues from the network business of RMB142.6 million in the first quarter of 2014.

•	Gross profit was RMB74.4 million ($12.0 million), representing a 4.3% decrease from RMB77.8 million in the first quarter of 2014.

•	Net income attributable to ordinary shareholders for the first quarter of 2015 increased 5.4% to RMB28.5 million ($4.6 million), compared to RMB27.1 million for the first quarter of 2014.

•	Basic and diluted earnings per American Depositary Share (“ADS”)[2] in the first quarter of 2015 were RMB0.68 ($0.11) and RMB0.68 ($0.11), respectively, compared with RMB0.59 and RMB0.58 in the first quarter of 2014.

•	Adjusted EBITDA[3] (non-GAAP) was RMB68.8 million ($11.1 million) for the first quarter of 2015, representing a 14.3% decrease from the first quarter of 2014.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “We are pleased to start 2015 with healthy growth in our radiotherapy and diagnostic imaging center business in the first quarter. We have been gradually broadening our services and growing from a network operator into a specialty hospital management company. We expect the network business to provide steady growth and sustainable cash inflow to our operations while we continue to develop our other initiatives.”

“During the quarter, we continued to make progress with our hospital construction in Shanghai, Guangzhou and Datong, and expanded our high-end hospital practice to Singapore through an acquisition. With our long-term collaboration agreement with MD Anderson, we can provide advanced clinical and treatment services to cancer patients in China and Singapore. Our collaboration with MDA is a unique model in China’s healthcare industry, and is designed to bring further innovation to the industry in the years to come.”

Dr. Yang concluded, “Our goal is to become a leading medical group in China with a focus on specialized cancer hospitals, designed to introduce international-level cancer treatment and diagnostic equipment as well as advanced hospital management experience and training system of medical personnel to China. The healthcare market in China remains a promising industry with many addressable opportunities. We intend to capitalize on this growing opportunity and take full advantage of favorable government policy and support to contribute to overall cancer treatment and diagnosis while also generating long-term stable returns for our shareholders.”

2015 First Quarter Financial Results

Total net revenues were RMB150.7 million ($24.3 million), a 5.7% increase from net revenues from RMB142.6 million in the first quarter of 2014, primarily due to improvement in product mix, especially increased contribution from PET-CT and Cyber Knife centers in the network. As of March 31, 2015, the Company operated a network of 132 centers in 54 cities in China and had entered into agreements to establish two additional centers.

Cost of revenue was RMB76.3 million ($12.3 million), a 17.7% increase from RMB64.9 million in the first quarter of 2014, mainly due to the increased medical consumable expenses for the network.

Gross profit was RMB74.4 million ($12.0 million), representing a 4.3% decrease from RMB77.8 million in the first quarter of 2014. The gross profit margin for the first quarter of 2015 was 49.4%, compared to 54.5% for the first quarter of 2014. The decrease was mainly due to higher cost of revenue attributable to the increased medical consumable expenses for the network.

Selling expenses were RMB25.9 million ($4.2 million), representing a 19.1% increase from RMB21.7 million in the first quarter of 2014. Selling expenses as a percentage of total net revenues increased to 17.2% in the first quarter of 2015 from 15.2% in the first quarter of 2014. The increase was mainly due to increased advertising and promotion related expenses.

General and administrative expenses were RMB21.4 million ($3.5 million), representing a 3.8% increase from RMB20.6 million in the first quarter of 2014. General and administrative expenses as a percentage of total net revenues was 14.2% in the first quarter of 2015, compared to 14.5% in the first quarter of 2014. The increase was mainly due to higher professional service fees incurred in the quarter.

Operating income was RMB27.0 million ($4.4 million) for the first quarter of 2015, compared to RMB35.4 million in the first quarter of 2014. The decrease was mainly due to higher cost of revenues, and selling, general and administrative expense.

Income tax benefit was RMB6.6 million ($1.1 million) for the first quarter of 2015, compared to income tax expense of RMB11.7 million in the first quarter of 2014. The income tax benefit was mainly due to the reversal of withholding taxes related to the Company’s overseas investment.

Net income attributable to ordinary shareholders was RMB28.5 million ($4.6 million) for the first quarter of 2015, compared to RMB27.1 million in the first quarter of 2014. The net profit margin in the first quarter of 2015 was 18.9%, compared to 19.0% in the first quarter of 2014.

Non-GAAP net income for the first quarter of 2015 was RMB30.5 million ($4.9 million), compared to RMB28.9 million for the first quarter of 2014.

Both basic and diluted earnings per ADS for the first quarter of 2015 were RMB0.68 ($0.11). Each ADS represents three ordinary shares. Both non-GAAP basic and diluted earnings per ADS in the first quarter of 2015 were RMB0.72 ($0.12).

Adjusted EBITDA (non-GAAP) was RMB68.8 million ($11.1 million) for the first quarter of 2015, representing a 14.3% decrease from the first quarter of 2014.

During the first quarter of 2015, the Company handled 6,692 patient treatment cases and 73,744 patient diagnostic cases, representing 5.2% decrease and 11.8% decrease from the first quarter of 2014 mainly due to the closure of 7 centers during the quarter.

Capital expenditures were RMB38.9 million ($6.3 million) for the first quarter of 2015, compared with RMB7.1 million in the first quarter of 2014.

As of March 31, 2015, the Company had cash and cash equivalents of RMB572.9 million ($92.4 million) and restricted cash, current portion of RMB316.1 million ($51.0 million), compared to RMB478.7 million and RMB392.3 million, respectively, as of December 31, 2014.

Accounts receivable was RMB303.8 million ($49.0 million) as of March 31, 2015, compared to RMB265.0 million as of December 31, 2014. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 170 days in the first quarter of 2015.

As of March 31, 2015, the Company had bank credit lines totaling RMB2.8 billion (US$456.6 million), of which RMB881.7 million ($142.2 million) were utilized.

Total property, plant & equipment net valued at RMB727.1 million ($117.3 million), compared to RMB749.7 million as of December 31, 2014.

Recent Developments

Acquisition of Fortis Surgical Hospital in Singapore - On March 27, 2015, the Company announced the signing of a purchase agreement under which Concord Medical Services (International) Pte Ltd, a wholly owned subsidiary of the Company, agreed to acquire the Fortis Surgical Hospital from Fortis Healthcare International Pte Ltd, a subsidiary of Fortis Healthcare Ltd (Fortis). The acquisition was a 100% cash transaction, for a consideration of SGD55 million (USD39.8 million[4]) Fortis Surgical Hospital is a private facility in Singapore, currently with 31 bed patient capacity. After the acquisition, Concord Medical will start the application to Singapore’s Ministry of Health (MOH) to change the name of the hospital to Singapore Concord Cancer Hospital, and to add more oncology related medical specialties. The transaction was closed in April 2015.

MD Anderson Multi-year Strategic Collaboration Agreement - On May 6, 2015, the Company signed a multi-year strategic development agreement with The University of Texas MD Anderson Cancer Center (“MD Anderson”). According to the agreement, MD Anderson will provide Concord Medical with strategic counsel and programmatic services to support the development and implementation of a multidisciplinary oncology program with emphasis on clinical quality, patient safety, training and education, as well as research and development programs. According to the agreement both parties will collaborate exclusively at Concord Medical’s new cancer facilities in Shanghai and Beijing, and the collaboration will cover most of the provinces in China and Singapore.

Notes:

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate as of March 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense.
[4]	Translation of Singapore dollar amount into U.S. dollar amount is made at a rate of SGD1.3823 to US$1.00, the effective noon buying rate as of March 20, 2015, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on May 21, 2015 (8:00 p.m. Beijing/Hong Kong time on May 21, 2015).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67239381
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800-906-601
Mainland China Local:	400-620-8038 / 800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	6 12 8199 0299
Conference ID:	44154538

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of March 31, 2015, the Company operated a network of 132 centers with 77 hospital partners that spanned 54 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, The Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Fortis Surgical Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense and changes in fair value of derivatives. The Company believes excluding share-based compensation expense and changes in fair value of derivatives from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense and changes in fair value of derivatives are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	478,682	572,931	92,423
Restricted cash, current portion	392,328	316,144	50,999
Accounts receivable	265,010	303,813	49,010
Inventories	2,986	3,549	573
Prepayments and other current assets	177,267	110,677	17,854
Net investments in direct financing leases, current portion	143,853	136,921	22,088
Deferred tax assets, current portion	3,556	4,225	682

Total current assets	1,463,682	1,448,260	233,629

Non-current assets
Property, plant and equipment, net	749,683	727,141	117,300
Intangible assets, net	61,243	56,702	9,147
Deposits for non-current assets	101,166	66,094	10,662
Net investments in direct financing leases, non-current portion	130,934	145,372	23,451
Deferred tax assets, non-current portion	17,183	19,472	3,141
Equity method investments	221,180	222,578	35,905
Other non-current assets	52,892	51,552	8,316
Prepaid land lease payments	51,529	51,529	8,312
Restricted cash,non-current portion	109,840	109,840	17,719

Total non-current assets	1,495,650	1,450,280	233,953

Total assets	2,959,332	2,898,540	467,582

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	322,128	321,851	51,920
Long-term bank borrowings, current portion	246,233	216,273	34,888
Accounts payable	1,064	1,292	208
Accrual for purchase of property, plant and equipment	11,784	6,977	1,126
Accrued expenses and other liabilities	130,193	128,835	20,783
Income tax payable	56,151	51,424	8,296
Deferred revenue, current portion	1,038	1,088	176
Deferred tax liability, current portion	1,228	1,228	198

Total current liabilities	769,819	728,968	117,595

Non-current liabilities
Long-term bank borrowings, non-current portion	335,479	303,790	49,006
Deferred tax liabilities, non-current portion	50,227	29,729	4,796
Other long-term liabilities	3,749	3,559	574

Total non-current liabilities	389,455	337,078	54,376

Total liabilities	1,159,274	1,066,046	171,971

Commitments and contingencies

EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(5)	(1)
Additional paid-in capital	2,074,125	2,076,118	334,912
Accumulated other comprehensive loss	(18,651)	(16,698)	(2,694)
Accumulated deficit	(258,025)	(229,501)	(37,022)

Total Concord Medical Services Holdings Limited shareholders’ equity	1,797,549	1,830,019	295,212
Non-controlling interests	2,509	2,475	399

Total equity	1,800,058	1,832,494	295,611

Total liabilities and equity	2,959,332	2,898,540	467,582

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	March 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	142,617	150,692	24,309

Total net revenues	142,617	150,692	24,309

Cost of revenues
Network	(64,864)	(76,317)	(12,311)

Total cost of revenues	(64,864)	(76,317)	(12,311)

Gross profit	77,753	74,375	11,998

Operating expenses
Selling expenses	(21,749)	(25,909)	(4,179)
General and administrative expenses	(20,641)	(21,430)	(3,457)

Operating income	35,363	27,036	4,362
Interest expenses	(11,505)	(12,038)	(1,942)
Foreign exchange gain (loss)	1,246	(2,004)	(323)
Gain on disposal of property, plant and equipment	2,572	—	—
Interest income	4,691	6,279	1,013
Equity pick up of equity investees	3,829	2,719	439
Other income (expense)	1,106	(136)	(23)

Income from continuing operations before income tax	37,302	21,856	3,526
Income tax expenses	(11,717)	6,634	1,070
Net income from continuing operations	25,585	28,490	4,596

Net income from discontinued operations	1,477	—	—

Net income	27,062	28,490	4,596

Net (loss) attributable to non-controlling interests	(3)	(34)	(6)

Net income attributable to ordinary shareholders	27,065	28,524	4,602

Earnings per ADS
Net profit from continuing operations	0.56	0.68	0.11
Net profit from discontinued operations	0.03	—	—
Basic	0.59	0.68	0.11
Net profit from continuing operations	0.55	0.68	0.11
Net profit from discontinued operations	0.03	—	—
Diluted	0.58	0.68	0.11

Weighted average number of ADS outstanding:
Basic	44,945,433	44,945,433	44,945,433
Diluted	46,523,047	45,114,976	45,114,976

Other comprehensive (loss) income , net of tax
Foreign currency translation	(4,613)	1,953	315
Total other comprehensive (loss) income, net of tax	(4,613)	1,953	315

Comprehensive income	22,449	30,443	4,911

Comprehensive (loss) income attributable to noncontrolling interests	(3)	(34)	(6)

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	22,452	30,477	4,917

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended March 31, 2014			For the three months ended March 31, 2015
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure

Operating income	35,363	1,845	37,208	27,036	1,995	29,031

Net income	27,062	1,845	28,907	28,490	1,995	30,485

Basic earnings per ADS	0.59	0.08	0.67	0.68	0.04	0.72

Diluted earnings per ADS	0.59	0.08	0.67	0.68	0.04	0.72

(*)	The adjustment is share-based compensation and bad debt provision.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	March 31, 2014	March 31, 2015
Net income from continuing operations	25,585	28,490
Interest expenses, net	6,814	5,759
Income tax expenses	11,717	(6,634)
Depreciation and amortization	39,228	37,076
Share-based compensation	1,845	1,995
Other adjustments	(4,924)	2,140

Adjusted EBITDA	80,265	68,826

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, and other adjustments. Other adjustments include foreign exchange gain (loss), gain/(loss) from disposed of PPE and other income or expense.